THE ST. LAWRENCE SEAWAY CORPORATION
                                Hanna II, Suite P
                              6011 E. Hanna Avenue
                           Beach Grove, Indiana 46203
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TO:    Ms. Karen Garnett, Assistant Director, Securities and Exchange Commission

FROM:  Mr. Edward B Grier III, Vice President and Director

DATE:  May 29, 2007

RE:    St. Lawrence Seaway Corp.
       PRE-14A
       File No. 30-204
       Filed April 16, 2007

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         Please find below responses keyed to the comments in your
correspondence dated April 26, 2007. References provided herein within our responses to the revised registration statement are to the pages of the marked revised registration statement, provided herewith.

General

1. We note that among the proposals you intend to present to shareholders is the authorization and issuance of a new class of stock known as Class A Common Stock, as contemplated by item 11 of Schedule 14A. Please revise your disclosure to include the information required by
         Item 13(a) of Schedule 14A or tell us why you do not believe that inclusion of such information is required.

         Response: The financial disclosure required by Item 13(a) of Schedule 14A has been included by incorporating by reference the (i) the Annual Report on Form 10-KSB for fiscal year ended March 31, 2006 (the "10-KSB") , which includes Financial Statements and the Management's Discussion and Analysis of Financial Conditions and Results of Operations for fiscal year ended March 31, 2006, and (ii) the most recent Form 10-QSB for the quarter and nine months ended December 31, 2006 (the "December 2006 10-QSB"), given that the Form 10-KSB for the fiscal year ended March 31, 2007 was not yet prepared as of the filing of the Proxy Statement and we wanted to ensure that we are providing the shareholders with the most updated financials of, and other information regarding, the Company. We are also attaching as part of the mailing of the Proxy Statement to all stockholders entitled to vote at the Annual Meeting the 10-KSB and December 2006 10-QSB. To be certain, we revised the proxy to note that that such information "is incorporated by reference herein" on the cover page and under "Other
         Matters: Incorporated by Reference."

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2.       Additionally, please tell us the exemption from registration upon which are relying in connection with the contemplated issuance of Class A Common Stock to current owners of your common stock.

         Response: The exemption on which we rely for the contemplated issuance of Class A Common Stock to current owners of our common stock is under
         Section 4(2) under the Securities Act of 1933, "transactions by an issuer not involving any public offering." The issuance is not being made to the public, no consideration is tendered, and there is no investment decision made by the prospective holder.

Proposal Two, Approval of the Stock and Warrant Purchase, page 11

Vote Required, page 11

3. We note your disclosure under this heading that shareholder approval is not required in order to consummate the sale of the stock and warrants contemplated by Proposal 2. Accordingly, please revise your proxy materials to provide all of the information required by item 18 of
         Schedule 14A. We note, for example, that you do not appear to have disclosed what action you will take if proposal 2 is not approved by the shareholders.

         Response: The requested revisions to the proxy have been made, and all of the information required by Item 18 of Schedule 14A has been included. Specifically, we clarified the rationale for electing to seek shareholder vote although not required and have noted that if the subject Proposal 2 is not approved by the shareholders, we will not proceed with the transaction as contemplated thereunder.

Proposal Three, Approval of the Reincorporation to Delaware in Connection with the Amendment and Restatement of the By-Laws of the Corporation, page 18

4. We note your disclosure in the penultimate paragraph on page 30 that each of the proposed reincorporation and the proposed Delaware bylaws require shareholder approval. Please revise your proxy statement to present the reincorporation and the Delaware bylaws as separate proposals for shareholder votes. Please also present as separate proposals any provision of the Delaware bylaws that differs from your current bylaws, if the new provision does not automatically apply to you as a result of the change to Delaware law.

         Response: We have revised the proxy to separate the Shareholder Proposals to: (i) reincorporate from Indiana to Delaware, and (ii) approve the amended and restated bylaws of the Company. The Preliminary Proxy Statement was originally filed with proposed Delaware Bylaws that contained certain changes to the current corporate organizational documents that would not automatically apply under Delaware law but would be in effect upon the filing of the new certificate of incorporation and implementation of the proposed by-laws. To make the proposed Delaware Bylaws consistent with the current organizational documents of the Company or the laws of Delaware, and to minimize any confusion by the shareholders, we have revised the proposed new Bylaws to eliminate those differences. In addition, we wish to note that the approval of the amended and restated bylaws is not required under our current By-Laws or 23-1-39-1 of the Indiana Code. We have revised the Proxy to clarify that point, as well as to include all disclosure required by Item 18 of Schedule 14A.

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         Please note further that we acknowledge the following:

         1. we are responsible for the adequacy and accuracy of the disclosure in the filing;

         2. staff comments or changes made in response to staff comments do not foreclose the Securities & Exchange Commission (the "Commission") from taking any action with respect to the filing; and

         3. we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.


         Please feel free to contact me at (212) 319-7984, or my counsel, Duane
         L. Berlin, Esq. of Lev & Berlin, P.C. at (203) 838-8500 x15, with any comments or questions.

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